HINDALCO

ADITYA BIRLA GROUP

02015347

Ref;AJJ:PVK:1197:2001-02

Date:- 2nd February, 2002

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street,
Washington D.C. 20549,
United States of America.

SUPPL

02 FEB 22 AM 8:49

**Attn:- International Corporate Finance**

Dear Sir,

**Re:- Hindalco Industries Limited-**
**Rule 12g3-2(b) Exemption File No.82-3428**

**Sub:- Buy-Back of Equity Shares of the Company.**

We are pleased to enclose herewith a Certified True Copy of the Extract of the Minutes of the Meeting of the Board of Directors of the Company held on Wednesday, the 30th January, 2002, at Mumbai, pursuant to the provisions of Clause 2 of Regulation 5A of Securities and Exchange Board of India (SEBI) (Buy-Back Securities), Regulation, 1998.

Thanking you,

PROCESSED
MAR 05 2002
THOMSON
FINANCIAL

Yours faithfully,
**for Hindalco Industries Limited**

ANIL J. JHALA
JOINT-PRESIDENT (Treasury) &
Company Secretary

Encl:- as above

**Extract of the Minutes of the Meeting of the Board of Directors of the Company held on Wednesday, the 30th January, 2002 at Mumbai.**

20. Buy-Back of Equity Shares.

The Board was informed that as part of the Company's strategy to enhance shareholders value, restructuring of the Company's Share Capital may be resorted to and in that direction, the Board may consider Buy-Back of the Company's equity. It was also mentioned that as the Company's debt equity ratio is low, future financial requirement could also be better leveraged through debt and internal accruals as a result of such Buy-Back. The consequential lower equity base would also enhance the earning per share as also the book value of the Shares, which in turn would improve the shareholder value. It was also mentioned that under the provisions of the Companies Act, 1956 a Company could Buy-Back its Shares by any one of the methods therein set out and the maximum amount of the equity Shares that can be bought back through a Board Resolution cannot exceed during a period of three hundred and sixty-five days 10% of the total paid up equity capital of the Company and its free reserves which today aggregate to Rs. 428.20 Crores. The Buy-Back proposed as aforesaid can be effected out of the free reserves as well as the balance in the share premium account of the Company and the funds for the Buy-Back could be made available from current surpluses and internal accruals of the Company. It was further pointed out that under the SEBI Regulations, it is required to state in the required Public Announcement cum Public Notice to be made by the Company, the particulars as to the maximum amount to be invested under the Buy-Back as also the total number and the percentage of the total paid up capital and free reserves proposed to be bought back and the price.

The Board, after discussions, approved the proposal for Buy-Back of the equity Shares of the Company and passed the following resolutions:

1. "RESOLVED THAT pursuant to the provisions of Article 4(iv) of the Articles of Association of the Company and in accordance with section 77A and other applicable provisions, if any, of the Companies Act, 1956,

(hereinafter called the 'Act') and the provisions contained in SEBI (Buyback of Securities) Regulations, 1998 (as amended upto date) (hereinafter called the 'Regulations') and subject to such other approvals as may be applicable, including that of the Securities and Exchange Board of India and/or other appropriate bodies, institutions or authorities as may be required the Company do buyback upto 7446597 fully paid-up equity Shares of the Company of face value of Rs. 10/- each from the existing shareholders by any one of the following methods as may be decided by the Committee hereafter referred to, viz.:

a) On a proportionate basis through the tender offer or
b) From the open market through –
Book - building process or
Stock exchange or
c) From odd - lot holders

i. e. upto an amount in the aggregate not exceeding 10% of the existing Paid-Up Equity Capital and free reserves of the Company to be financed from out of the free reserves of the Company, at a price not exceeding Rs 825 per equity share.

2. **RESOLVED FURTHER** that the Company may implement the buyback within a period of 12 months from the date hereof (or such extended period as may be permitted under the Act or the Regulations or by the appropriate authorities) in one or more tranches:

3. M/s. DSP Merrill Lynch be and are hereby appointed as the Merchant Bankers to the aforesaid "Buyback Offer" (Offer) in terms of Section 77A of the Companies Act 1956 and SEBI Regulations on the terms and conditions as laid down in the draft appointment letter, a copy of which was placed before the Board which is hereby broadly approved and that any one of the following Officers of the Company viz., Shri A. K. Agarwala : President & Whole – Time Director, Shri R. K. Kasliwal : Executive President (Finance & Commerce) and Shri Anil J. Jhala : Joint President (Treasury) & Company Secretary be and are hereby authorised to finalise their terms of appointment including any variations or modifications thereto and to issue the appointment letter to them and also to issue instructions to them as may be required or expedient from time to time.

AS

4. The text of the draft of the Public Announcement Cum Public Notice as placed before the Board, for Buyback of the Shares of the Company prepared pursuant to the provisions of the Companies Act 1956 and SEBI Regulations be and is hereby generally approved and that the same after finalisation in consultation with the Company's Solicitors be published through the Merchant Banker in the concerned Newspapers, after submission to SEBI as required by the Companies Act 1956 amended upto date and SEBI Regulations.

5. Any one of the following Officers of the Company, viz., Shri A. K. Agarwala: President & Whole - Time Director, Shri R. K. Kasliwal: Executive President (Finance & Commerce) and Shri Anil J. Jhala: Joint President (Treasury) & Company Secretary acting severally be and is hereby authorized.

(a) to provide all necessary information required by M/s. DSP Merrill Lynch, the Merchant Bankers in relation to Public Announcement cum Public Notice and all other relevant documents relating to the Buy Back including Letters of Offer, if any, advertisements or announcements which may be sent/required to be sent to the Shareholders or may be required to be published in the Newspapers in connection with the aforesaid including making any revision thereto on behalf of the Company.

(b) to sign and execute any Agreements, Deeds, Documents, Undertakings, Indemnity Bonds, Declarations, Writings, etc., as may be necessary in the above connection and that the Common Seal of the Company, if so required, be affixed thereon as per provisions of Articles of Association of the Company.

(c) to create a lien, in favour of DSP Merrill Lynch the Merchand Bankers to the issue, on any Securities, Bank Deposit including EEFC Account held in the Company's name for the purpose of creating the ESCROW ACCOUNT if any pursuant to the provisions of SEBI Regulations as may be required.

(d) to issue 'Confirmations' under the Regulations.

(e) to make and file 'Compliance Certificate' as required under the Regulations.

AS

(f) to furnish necessary 'Returns' information to Stock Exchanges.
(g) to make 'Disclosures' required under the Regulations.
(h) to apply to Reserve Bank of India for necessary approval/consent if any in respect of Shares held by non-residents/Foreign Nationals etc
(i) .to establish Investor Service Centre/s.
(j) to adopt text of and publish public advertisement as required in term of the regulations.
(k) to take appropriate actions for the removal of difficulties if any, in the implementation of the Buy-Back programme.
(l) to open and operate Depository Account and to authorise Bankers to act upon the instructions of Merchant Bankers, if required.
(m) to appoint Brokers for the Buy- Back Offer.

6. The Board was informed that in response to the Public Announcement Cum Public Notice of Offer to be made to the Shareholders of the Company, the Company will receive the transfer deeds together with the related Share Certificates/Debit Credit Advices to Depository Participants, in respect of Demat Shares from such of the Shareholders who shall be accepting the aforesaid Offer whereupon the Company will have to execute the relevant transfer deeds, give credit advices to Depository Participants as transferee, for getting the said Shares transferred in its name and after discussions thereon, it was :

i) **RESOLVED** that any one of the following Officers of the Company viz., Shri Anil J. Jhala : Joint President (Treasury) & Company Secretary. Shri L. S. Kothari : Manager (Shares), Shri Anil Malik : Deputy Manager (Company Matters) and Shri Niranjan Kanchan : EDP Officer, acting severally be and are hereby authorised :

a) to verify offer/acceptances received.
b) to pay to the shareholders consideration for Shares bought back.
c) to issue rejection letters if any and to return the Share Certificates in respect thereof.
d) to extinguish certificates bought back within the time limit specified under the Regulations.
e) to destroy Share Certificates upon buy back.
f) to file 'Return of Buy Back' with Registrar and other Statutory Authorities.
g) to maintain 'Register of Securities bought back'

ASS

ii) **RESOLVED FURTHER** that for the purpose of accepting Demat Shares from existing Shareholders of the Company Demat Account in the name and style of "Hindalco Industries Limited - Buy Back offer Account" be opened with the Depository Participant, Birla Sun Life Securities Limited and Shri Anil J. Jhala : Joint President (Treasury) & Company Secretary is hereby authorised to sign, execute all the necessary documents/undertakings etc., in connection with opening of the said Account.

iii) **FURTHER RESOLVED** that any of the following Officers of the Company viz., Shri Anil J. Jhala : Joint President (Treasury) & Company Secretary. Shri L. S. Kothari : Manager (Shares), Shri Anil Malik : Deputy Manager (Company Matters) and Shri Niranjan Kanchan : EDP Officer, acting severally be and are hereby authorised to sign and give the relevant credit instruction advice to the Companies Depository Participants for accepting the Credit of the Shares offered by the Shareholders of the Company pursuant to the Public Offer in the Company's Demat Account.

7. a)**RESOLVED FURTHER** that a Bank Account be opened if necessary with any schedule bank for payment of consideration amount required to be paid to the Shareholders of the Company against the said Offer and that the said Bank be and is hereby authorized to honour Cheques, Pay Orders and/or any other instruments, signed, drawn, accepted or made on behalf of the Company jointly by any two of the following Officers of the Company viz., Shri Anil J. Jhala : Joint President (Treasury) & Company Secretary Shri L.S. Kothari : Manager (Shares), Shri Anil Malik : Deputy Manager (Company Matters) and Shri Niranjan Kanchan : EDP Officer and that they be and are hereby authorized to sign the same by affixing the signatures thereon by mechanical means.

**FURTHER RESOLVED** that in this connection, such other documents may be executed by Shri Anil J. Jhala : Joint President (Treasury) & Company Secretary as may be required by the said schedule Bank, Mumbai. 488

[redacted]



**RESOLVED FURTHER** that once the purpose for which the Accounts is being opened is over the same be closed and the aforesaid Officers be and are hereby authorized to give instructions for closing of the said Account with schedule Bank, Mumbai and a copy of the foregoing resolution Certified to be True Copy be furnished to the said Bank and the said Bank be requested to act thereupon.

"**RESOLVED FURTHER** that a Committee of the Board of Directors comprising of Shri E. B. Desai, Shri C. M. Maniar and Smt Rajashree Birla (any two Directors present forming a quorum), hereby constituted be and is hereby authorised to do, attend and decide all such matters as may be necessary, which the Board is authorised to do in the matter of Buy-Back of Shares as aforesaid.

8. **RESOLVED THAT** on the basis of the Note in that behalf relating to the affairs and profits of the Company prepared by Mr. Anil J. Jhala – Joint President (Treasury) & Company Secretary of the Company and placed before the Board and which is hereby noted, the Board of Directors hereby opines:

a) that immediately following the date of this Board meeting there will be no grounds on which the Company could be found unable to pay its debts;

b) that as regards Company's prospects for the year immediately following that date having regard to Board's intentions with respect to the management of the Company's business during the year and to the amount and character of the financial resources which will in the Board's view be available to the Company during that year, the Company will be able to meet its liabilities as and when they fall due and will not be rendered insolvent within a period of one year from that date and the Board doth hereby confirm that in forming the opinion as aforesaid, the Directors have taken into account the liabilities (including prospective and contingent liabilities) as if the Company were being wound up under the provisions of the Companies Act, 1956. and the Board hereby further confirms that the Company has not defaulted in the repayment of the deposits received by the Company or the redemption of debentures or repayments of the Term Loans to the Financial Institutions or Banks has also fully complied with all the applicable provisions of the Companies Act in this behalf including Sections 159, 207 and 211 of the Companies Act, 1956.

9. **RESOLVED FURTHER THAT** before making the purchase under the Buy-Back Scheme as aforesaid, a Declaration of Solvency in the form prescribed or otherwise be filed with the Registrar of Companies and SEBI under the signatures of any two Directors or the Company Secretary of the Company as required under the above Act and SEBI Regulations.

10. **RESOLVED ALSO THAT** the approval of the Board be and is hereby accorded for approaching Messrs. Singhi & Company, the statutory auditors of the Company to obtain their report on the authenticity of the aforesaid Declaration of Solvency and other requirements under the provisions of the Companies Act and SEBI Regulations on Buy Back of Shares.

RESOLVED FURTHER THAT Shri Anil J. Jhala , Joint President( Treasury ) & Company Secretary be and is hereby appointed as the Compliance Officer to ensure compliance of all formalities regarding Buy Back of Shares as aforesaid.

It was noted that none of the Directors is in anyway concerned or interested in the aforesaid resolution except that in case if it is decided to buy back from existing shareholders on a proportionate basis to the extent they hold any Shares in the Company, the value of their shareholding will stand affected by the buyback just as in case of any other shareholder of the Company.

CERTIFIED TRUE COPY

**For Hindalco Industries Limited**

ANIL J. JHALA
Joint-President (Treasury) &
Company Secretary